UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-05415

A.M. Castle & Co.

(Exact name of registrant as specified in its charter)

A.M. Castle & Co.

1420 Kensington Road, Suite 220

Oak Brook, Illinois 60523

(847) 455-7111

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(1)

(1)	On June 19, 2017, A.M. Castle & Co. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On August 2, 2017, the Bankruptcy Court entered an order confirming the Debtors' prepackaged joint plan of reorganization, dated as of July 25, 2017 (as amended and supplemented from time to time, the “Bankruptcy Plan”), and on August 31, 2017 (the “Effective Date”), the Bankruptcy Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Company (which include the Company’s prior common stock, $0.01 par value per share (the “Old Common Stock”)) were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Old Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Bankruptcy Plan, on the Effective Date, the Company created a new class of common stock, par value $0.01 per share (the “New Common Stock”). The New Common Stock was registered pursuant to Section 12(g) of the Exchange Act on a Form 8-A filed with the Securities and Exchange Commission on the Effective Date.

Pursuant to the requirements of the Securities Exchange Act of 1934, A.M. Castle & Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 22, 2017	By:	/s/ Marec E. Edgar
		Name:	Marec E. Edgar
		Title:	EVP, General Counsel